Exhibit 99.1

Autohome Inc. Announces Unaudited Third Quarter 2026 Financial Results

BEIJING, November 4, 2026 – Autohome Inc. (NYSE: ATHM; HKEX: 2518) (“Autohome” or the “Company”), the leading online destination for automobile consumers in China, today announced its unaudited financial results for the three months ended September 30, 2026.

Third Quarter 2026 Highlights1

•	Net revenues in the third quarter of 2026 were RMB1,315.0 million (US$196.1 million), compared to RMB1,778.1 million in the corresponding period of 2025.

•

Net income attributable to Autohome in the third quarter of 2026 was RMB195.0 million (US$29.1 million), compared to RMB436.6 million in the corresponding period of 2025, while net income attributable to ordinary shareholders in the third quarter of 2026 was RMB195.0 million (US$29.1 million), compared to RMB419.4 million in the corresponding period of 2025.

•	Adjusted net income attributable to Autohome (Non-GAAP)[2] in the third quarter of 2026 was RMB252.7 million (US$37.7 million), compared to RMB406.9 million in the corresponding period of 2025.

•

Share repurchase: On July 28, 2026, Autohome’s Board of Directors (the “Board”) authorized a share repurchase program under which the Company may repurchase up to US$400 million of its American depositary shares (“ADSs”) over the next 12 months. As of October 30, 2026, the Company had repurchased 7,062,030 ADSs for a total cost of approximately US$155.4 million.

•

Cash dividend: The Board has approved a cash dividend of US$1.58 per ADS (or US$0.3950 per ordinary share) payable in U.S. dollars (the “Dividend”) to holders of ordinary shares and ADSs of record as of the close of business on January 5, 2027. The aggregate amount of the Dividend will be approximately RMB1 billion and is expected to be paid to holders of ordinary shares and ADSs of the Company on or around March 15, 2027 and March 22, 2027, respectively. Including this Dividend and the previously approved cash dividend of RMB0.5 billion declared on May 28, 2026, the Company has declared total cash dividends of approximately RMB1.5 billion for the year 2026.

Mr. Chi Liu, Chairman of the Board and Chief Executive Officer of Autohome, stated, “In the third quarter, we made solid progress in upgrading toward a comprehensive automotive service ecosystem, with our innovative business developing steadily. On the user side, we stepped up our efforts to systematically develop content and tool matrix, further strengthening the platform moat, with average mobile daily active users increasing more than 3% year-over-year in September, according to QuestMobile. On the innovative business side, our new retail business refined its model and scaled up its service network, further broadening its city coverage. In addition, our used-car business advanced the development of both domestic and overseas platforms. The full-process used-car sales service platform continued to improve its standardized service system, while our cross-border export platform achieved growth in both the supply of quality vehicles and volume of export transactions.”

[1]

The reporting currency of the Company is Renminbi (“RMB”). For readers’ convenience, certain amounts throughout the release are presented in US dollars (“US$”). Unless otherwise noted, all conversions from RMB to US$ are translated at the noon buying rate of US$1.00 to RMB6.7045 on September 30, 2026, in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

[2]

For more information on this and other non-GAAP financial measures, please see the section captioned “Use of Non-GAAP Financial Measures” and the tables captioned “Unaudited Reconciliations of Non-GAAP and GAAP Results” set forth at the end of this release.

“In early September, we officially launched our proprietary automotive service AI agent product — Cheese Car Butler. By integrating AI capabilities with our dual service ecosystem of users and merchants, we are developing automotive services from purely information matching toward trusted decision-making and reliable fulfillment. This also represents a key strategic initiative for Autohome in the ‘AI + automotive services’ sector.”

Mr. Craig Yan Zeng, Chief Financial Officer of Autohome, added, “As we continue to refine its model, our new retail business is capitalizing on the growing network effect and has begun contributing to revenue, directly complementing our traditional core business. In line with our ongoing commitment to creating sustainable value for shareholders, we are pleased to announce a cash dividend of approximately RMB1 billion for the second-half of this year. Looking ahead, we will continue to invest in strategic priorities that reinforce our long-term competitiveness while maintaining a streamlined cost structure.”

Unaudited Third Quarter 2026 Financial Results

Net Revenues

Net revenues in the third quarter of 2026 were RMB1,315.0 million (US$196.1 million), compared to RMB1,778.1 million in the corresponding period of 2025.

•

Media services revenues were RMB241.4 million (US$36.0 million) in the third quarter of 2026, compared to RMB298.0 million in the corresponding period of 2025. The decrease was primarily driven by reduced advertising spending from automakers amid declining sales volumes.

•

Leads generation services revenues were RMB526.2 million (US$78.5 million) in the third quarter of 2026, compared to RMB663.7 million in the corresponding period of 2025. The decrease was primarily driven by reduced spending from dealers amid declining sales volumes, along with a decrease in the number of paying dealers.

•

Online marketplace and others revenues were RMB547.3 million (US$81.6 million) in the third quarter of 2026, compared to RMB816.4 million in the corresponding period of 2025. The decrease was primarily driven by reduced revenue associated with the Company’s vehicle sales business.

Cost of Revenues

Cost of revenues was RMB431.2 million (US$64.3 million) in the third quarter of 2026, compared to RMB646.0 million in the corresponding period of 2025, primarily due to a decline in revenue, which correspondingly reduced the associated costs. Share-based compensation expenses included in cost of revenues in the third quarter of 2026 were RMB3.9 million (US$0.6 million), compared to RMB5.2 million in the corresponding period of 2025.

Operating Expenses

Operating expenses were RMB861.2 million (US$128.4 million) in the third quarter of 2026, compared to RMB1,024.5 million in the corresponding period of 2025.

•

Sales and marketing expenses were RMB575.3 million (US$85.8 million) in the third quarter of 2026, compared to RMB620.5 million in the corresponding period of 2025. Share-based compensation expenses included in sales and marketing expenses in the third quarter of 2026 were RMB7.9 million (US$1.2 million), compared to RMB19.0 million in the corresponding period of 2025.

•

General and administrative expenses were RMB91.1 million (US$13.6 million) in the third quarter of 2026, compared to RMB125.4 million in the corresponding period of 2025. Share-based compensation expenses included in general and administrative expenses in the third quarter of 2026 were RMB13.9 million (US$2.1 million), compared to RMB21.0 million in the corresponding period of 2025.

•

Product development expenses were RMB194.8 million (US$29.1 million) in the third quarter of 2026, compared to RMB278.6 million in the corresponding period of 2025, primarily due to a decrease in personnel-related expenses. Share-based compensation expenses included in product development expenses in the third quarter of 2026 were RMB17.8 million (US$2.7 million), compared to RMB29.5 million in the corresponding period of 2025.

Operating Profit

Operating profit was RMB95.7 million (US$14.3 million) in the third quarter of 2026, compared to RMB147.0 million in the corresponding period of 2025.

Income Tax Benefit/Expense

Income tax benefit was RMB1.6 million (US$0.2 million) in the third quarter of 2026, compared to income tax expense of RMB18.4 million in the corresponding period of 2025.

Net Income Attributable to Autohome

Net income attributable to Autohome was RMB195.0 million (US$29.1 million) in the third quarter of 2026, compared to RMB436.6 million in the corresponding period of 2025.

Net Income Attributable to Ordinary Shareholders and Earnings per Share/ADS

Net income attributable to ordinary shareholders was RMB195.0 million (US$29.1 million) in the third quarter of 2026, compared to RMB419.4 million in the corresponding period of 2025. Basic and diluted earnings per share (“EPS”) were RMB0.47 (US$0.07) and RMB0.47 (US$0.07), respectively, in the third quarter of 2026, compared to basic and diluted EPS of RMB0.89 and RMB0.89, respectively, in the corresponding period of 2025. Basic and diluted earnings per ADS were RMB1.87 (US$0.28) and RMB1.86 (US$0.28), respectively, in the third quarter of 2026, compared to basic and diluted earnings per ADS of RMB3.58 and RMB3.56, respectively, in the corresponding period of 2025.

Adjusted Net Income Attributable to Autohome (Non-GAAP) and Non-GAAP EPS/ADS

Adjusted net income attributable to Autohome (Non-GAAP) was RMB252.7 million (US$37.7 million) in the third quarter of 2026, compared to RMB406.9 million in the corresponding period of 2025. Non-GAAP basic and diluted EPS were RMB0.61 (US$0.09) and RMB0.60 (US$0.09), respectively, in the third quarter of 2026, compared to non-GAAP basic and diluted EPS of RMB0.87 and RMB0.86, respectively, in the corresponding period of 2025. Non-GAAP basic and diluted earnings per ADS were RMB2.43 (US$0.36) and RMB2.42 (US$0.36), respectively, in the third quarter of 2026, compared to non-GAAP basic and diluted earnings per ADS of RMB3.47 and RMB3.45, respectively, in the corresponding period of 2025.

Balance Sheet and Cash Flow

As of September 30, 2026, the Company had cash and cash equivalents, short-term investments and other long-term investments of RMB17.65 billion (US$2.63 billion). Net cash provided by operating activities in the third quarter of 2026 was RMB359.8 million (US$53.7 million).

Cash Dividend

The Board has approved the Dividend of US$1.58 per ADS (or US$0.3950 per ordinary share) payable in U.S. dollars to holders of ordinary shares and ADSs of record as of the close of business on January 5, 2027, U.S. Eastern Time and Beijing/Hong Kong Time, respectively. The aggregate amount of the Dividend will be approximately RMB1 billion. For holders of ordinary shares, in order to qualify for the Dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 4:30 p.m. on January 5, 2027 (Beijing/Hong Kong Time). The Dividend is expected to be paid to holders of ordinary shares and ADSs of the Company (through the depositary bank and subject to the terms of the deposit agreement) on or around March 15, 2027 and March 22, 2027, respectively.

Employees

The Company had 3,785 employees as of September 30, 2026, including 1,116 employees from TTP Car, Inc.

Conference Call Information

The Company will host an earnings conference call at 7:00 a.m. U.S. Eastern Time on Wednesday, November 4, 2026 (8:00 p.m. Beijing/Hong Kong Time on the same day).

Please register in advance of the conference call using the registration link provided below. Upon registering, each participant will receive a set of dial-in numbers and a personal PIN, which will be used to join the conference call.

Registration Link:

https://register-conf.media-server.com/register/BI74896a1ba0d14531bd8a8f7fae0e2e4c

Please use the conference access information to join the call 10 minutes before the call is scheduled to begin.

Additionally, a live and archived webcast of the conference call will be available at https://ir.autohome.com.cn and a replay of the webcast will be available following the session.

About Autohome

Autohome Inc. (NYSE: ATHM; HKEX: 2518) is the leading online destination for automobile consumers in China. Its mission is to relentlessly reduce auto industry decision-making and transaction costs driven by advanced technology. Autohome provides occupationally generated content, professionally generated content, user-generated content, and AI-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. Further, through its websites and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit https://www.autohome.com.cn/.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, Autohome’s business outlook, Autohome’s strategic and operational plans and quotations from management in this announcement contain forward-looking statements. Autohome may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Autohome’s goals and strategies; Autohome’s future business development, results of operations and financial condition; the expected growth of the online automobile advertising market in China; Autohome’s ability to attract and retain users and advertisers and further enhance its brand recognition; Autohome’s expectations regarding demand for and market acceptance of its products and services; competition in the online automobile advertising industry; relevant government policies and regulatory environment of China; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Autohome’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement net income presented in accordance with U.S. GAAP, we use Adjusted Net Income attributable to Autohome, Non-GAAP basic and diluted EPS and earnings per ADS, Adjusted net margin and Adjusted EBITDA as non-GAAP financial measures. We define Adjusted Net Income attributable to Autohome as net income attributable to Autohome excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisition, and share of results of equity method investments, with all the reconciliation items adjusted for related income tax effects. We define non-GAAP basic and diluted EPS as Adjusted Net Income attributable to Autohome divided by the basic and diluted weighted average number of ordinary shares. We define non-GAAP basic and diluted earnings per ADS as Adjusted Net Income attributable to Autohome divided by the basic and diluted weighted average number of ADSs. We define Adjusted net margin as Adjusted Net Income attributable to Autohome divided by total net revenues. We define Adjusted EBITDA as net income attributable to Autohome before income tax expense, depreciation expenses of property and equipment, amortization expenses of intangible assets and share-based compensation expenses. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance, in addition to net income prepared in accordance with U.S. GAAP. We believe these non-GAAP financial measures are important to help investors understand our operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess our core operating results, as they exclude certain non-cash charges or items that are non-operating in nature. The use of the above non-GAAP financial measures has certain limitations as they exclude certain items that have been and will continue to be incurred in the future, but such items should be considered in the overall evaluation of our results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of Non-GAAP and GAAP Results” set forth at the end of this press release.

For investor and media inquiries, please contact:

Autohome Inc.

Sterling Song

Investor Relations Director

Tel: +86-10-5985-7483

E-mail: ir@autohome.com.cn

Christensen China Limited

Suri Cheng

Tel: +86-10-5900-1548

E-mail: autohome@christensencomms.com

AUTOHOME INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS DATA

(Amount in thousands, except share and per share / per ADS data)

	For three months ended September 30,
	2025	2026
	RMB	RMB	US$
Net revenues:
Media services	298,024	241,416	36,008
Leads generation services	663,672	526,201	78,485
Online marketplace and others	816,398	547,334	81,637

Total net revenues	1,778,094	1,314,951	196,130
Cost of revenues	(645,960)	(431,232)	(64,320)

Gross profit	1,132,134	883,719	131,810

Operating expenses:
Sales and marketing expenses	(620,477)	(575,256)	(85,801)
General and administrative expenses	(125,361)	(91,114)	(13,590)
Product development expenses	(278,619)	(194,796)	(29,055)

Total operating expenses	(1,024,457)	(861,166)	(128,446)

Other operating income, net	39,353	73,126	10,907
Operating profit	147,030	95,679	14,271

Interest and investment income, net	161,814	94,318	14,068
Share of results of equity method investments	132,685	(16,144)	(2,408)

Income before income taxes	441,529	173,853	25,931
Income tax (expense)/benefit	(18,390)	1,579	236

Net income	423,139	175,432	26,167
Net loss attributable to noncontrolling interests	13,505	19,563	2,918

Net income attributable to Autohome	436,644	194,995	29,085
Accretion of mezzanine equity	(48,595)	(47,604)	(7,100)
Accretion attributable to noncontrolling interests	31,359	47,604	7,100

Net income attributable to ordinary shareholders	419,408	194,995	29,085

Earnings per share attributable to ordinary shareholders
Basic	0.89	0.47	0.07
Diluted	0.89	0.47	0.07
Earnings per ADS attributable to ordinary shareholders (one ADS equals four ordinary shares)
Basic	3.58	1.87	0.28
Diluted	3.56	1.86	0.28
Weighted average shares used to compute earnings per share attributable to ordinary shareholders:
Basic	468,680,167	416,813,278	416,813,278
Diluted	471,184,607	418,409,354	418,409,354

AUTOHOME INC.

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except share and per share / per ADS data)

	For three months ended September 30,
	2025	2026
	RMB	RMB	US$
Net income attributable to Autohome	436,644	194,995	29,085
Plus: income tax expense/(benefit)	19,730	(1,243)	(185)
Plus: depreciation of property and equipment	26,800	30,948	4,616
Plus: amortization of intangible assets	9,595	443	66

EBITDA	492,769	225,143	33,582

Plus: share-based compensation expenses	74,738	43,546	6,495

Adjusted EBITDA	567,507	268,689	40,077

Net income attributable to Autohome	436,644	194,995	29,085
Plus: amortization of intangible assets resulting from business acquisition	9,583	432	64
Plus: share-based compensation expenses	74,738	43,546	6,495
Plus: share of results of equity method investments	(132,685)	16,144	2,408
Plus: tax effects of the adjustments	18,621	(2,390)	(356)

Adjusted net income attributable to Autohome	406,901	252,727	37,696

Net income attributable to Autohome	436,644	194,995	29,085
Net margin	24.6%	14.8%	14.8%
Adjusted net income attributable to Autohome	406,901	252,727	37,696
Adjusted net margin	22.9%	19.2%	19.2%
Non-GAAP earnings per share
Basic	0.87	0.61	0.09
Diluted	0.86	0.60	0.09
Non-GAAP earnings per ADS (one ADS equals four ordinary shares)
Basic	3.47	2.43	0.36
Diluted	3.45	2.42	0.36
Weighted average shares used to compute non-GAAP earnings per share:
Basic	468,680,167	416,813,278	416,813,278
Diluted	471,184,607	418,409,354	418,409,354

AUTOHOME INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(Amount in thousands, except as noted)

	As of December 31,	As of September 30,
	2025	2026
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	2,175,493	1,868,620	278,711
Restricted cash	74,424	75,437	11,252
Short-term investments	17,063,633	14,259,927	2,126,919
Accounts receivables, net	1,521,347	1,428,687	213,094
Amounts due from related parties, current	43,599	26,092	3,892
Prepaid expenses and other current assets	308,733	535,823	79,920

Total current assets	21,187,229	18,194,586	2,713,788

Non-current assets
Restricted cash, non-current	5,000	5,000	746
Property and equipment, net	191,063	220,879	32,945
Goodwill and intangible assets, net	3,995,489	3,987,432	594,740
Long-term equity investments	442,017	370,367	55,242
Other long-term investments	2,124,783	1,518,082	226,427
Deferred tax assets	262,622	268,192	40,002
Amounts due from related parties, non-current	9,709	8,789	1,311
Other non-current assets	90,612	150,681	22,475

Total non-current assets	7,121,295	6,529,422	973,888

Total assets	28,308,524	24,724,008	3,687,676

LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other payables	2,192,496	1,722,120	256,860
Advance from customers	98,083	84,291	12,572
Deferred revenue	170,836	410,720	61,260
Income tax payable	82,000	108,818	16,231
Amounts due to related parties	13,739	4,934	736
Dividends payable	976,382	—	—
Other current liabilities	—	12,619	1,882

Total current liabilities	3,533,536	2,343,502	349,541

Non-current liabilities
Other liabilities	21,544	30,993	4,625
Deferred tax liabilities	458,266	458,344	68,364

Total non-current liabilities	479,810	489,337	72,989

Total liabilities	4,013,346	2,832,839	422,530

MEZZANINE EQUITY
Convertible redeemable noncontrolling interests	2,121,191	2,267,674	338,232

EQUITY
Total Autohome shareholders’ equity	23,041,328	20,692,745	3,086,396
Noncontrolling interests	(867,341)	(1,069,250)	(159,482)

Total equity	22,173,987	19,623,495	2,926,914

Total liabilities, mezzanine equity and equity	28,308,524	24,724,008	3,687,676